UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                                  OMTOOL, LTD.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    681974309
                                 (CUSIP Number)

                                December 31, 2007
             (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
                                (Amendment No. 5)

CUSIP NO. 681974309
------------ -------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Michael Rapoport
------------ -------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
             (a)
             (b) X*
------------ -------------------------------------------------------------------
3            SEC USE ONLY
------------ -------------------------------------------------------------------
4            CITIZENSHIP OR PLACE OF ORGANIZATION
             USA
---------------------------------------- ---------- ----------------------------
                          5          SOLE VOTING POWER

NUMBER OF                            759,238**
SHARES                    ---------- -------------------------------------------
BENEFICIALLY              6          SHARED VOTING POWER
OWNED BY
EACH                                 0
REPORTING                 ---------- -------------------------------------------
PERSON                    7          SOLE DISPOSITIVE POWER
WITH
                                     759,238**
                          ---------- -------------------------------------------
                          8          SHARED DISPOSITIVE POWER

                                     0
------------ -------------------------------------------------------------------
9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             759,238**
------------ -------------------------------------------------------------------
10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES
------------ -------------------------------------------------------------------
11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             16.67%***
------------ -------------------------------------------------------------------
12           TYPE OF REPORTING PERSON
             IN
------------ -------------------------------------------------------------------
* The reporting person expressly disclaims (i) the existence of any group and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person and as set forth below.
** This amount consists of: (i) 742,638 shares of the Company's common stock, $.01 par value per share (the "Common Stock") and (ii) warrants to purchase 11,600 shares of Common Stock registered in the name of the Reporting Person. Also includes (i) 3,000 shares of Common Stock and (ii) warrants to purchase 2,000 shares of Common Stock registered in the name of Broadband Capital Management LLC. The Reporting Person holds voting and/or dispositive powers over the securities held by Broadband Capital Management LLC.
*** Calculated after including the above referenced shares of Common Stock issuable upon exercise of the foregoing warrants in the numerator and the denominator of the fraction to obtain the applicable percentage. The outstanding shares of the Issuer were derived from the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

                                  SCHEDULE 13G
                                (Amendment No. 5)

Item 1(a).             Name of Issuer:

                       Omtool, Ltd.

Item 1(b).             Address of Issuer's Principal Executive Offices:

                       6 Riverside Drive, Andover, MA  01810

Item 2(a) and (b).     Name of Person Filing and Address of Principal
                       Business or Office or, if none, Residence:

                       Michael Rapoport
                       c/o Broadband Capital Management LLC
                       805 Third Avenue
                       15th Floor
                       New York, NY 10022

Item 2(c).             Citizenship:

                       United States

Item 2(d).             Title of Class of Securities:

                       Common Stock

Item 2(e).             CUSIP Number:

                       681974309

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  (a)  [ ]    Broker or Dealer registered under Section 15 of
                              the Act.
                  (b)  [ ]    Bank as defined in Section 3(a)(6) of the Act.
                  (c)  [ ]    Insurance Company as defined in Section 3(a)(19)
                              of the Act.
                  (d)  [ ]    Investment company registered under Section 8 of
                              the Investment Company Act of 1940.
                  (e)  [ ]    An investment adviser in accordance with Rule
                              13d-1(b)(1)(ii)(E);
                  (f)  [ ]    An employee benefit plan or endowment fund in
                              accordance with Rule 13d-1(b)(1)(ii)(F);
                  (g)  [ ]    A parent holding company or control person in
                              accordance with Rule 13d-1(b)(1)(ii)(G);
                  (h)  [ ]    A savings associations as defined in Section 3(b)
                              of the Federal Deposit Insurance Act (12 U.S.C.
                              1813);
                  (i)  [ ]    A church plan that is excluded from the definition
                              of an investment company under Section 3(c)(14) of
                              the Investment Company Act of 1940
                  (j)  [ ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.           Ownership:

                  (a) Amount beneficially owned:

                  759,238

                  (b) Percent of class:

                  16.67%

                  (c) Number of shares as to which the person has:

                        (i) Sole power to vote or to direct the vote:

                        759,238

                        (ii) Shared power to vote or to direct the vote:

                        -0-.

                        (iii) Sole power to dispose or to direct the disposition of:

                        759,238

                        (iv) Shared power to dispose or to direct the disposition of:

                        -0-

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not Applicable.

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

                  Not Applicable

Item 8.           Identification and Classification of Members of the Group:

                  Not Applicable

Item 9.           Notice of Dissolution of Group:

                  Not Applicable

Item 10.          Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2008


/S/ MICHAEL RAPOPORT
--------------------
Michael Rapoport